U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 0-23337

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X]    Form 10-K                          [ ]    Form 10-Q
[ ]    Form 11-K                          [ ]    Form N-SAR
[ ]    Form 20-F

For Period Ended:     DECEMBER 31, 1997

[ ]    Transition Report on Form 10-K     [ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form 11-K     [ ]    Transition Report on Form N-SAR
[ ]    Transition Report on Form 20-F

For Transition Period Ended: ___________________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 10, 11, 12, and 13

PART I - REGISTRANT INFORMATION

Full Name of Registrant: SportsLine USA, Inc.

Former Name if Applicable: _____________________________________________________

Address of Principal Executive Office (Street and Number):

                                      6340 N.W. 5th Way

City, State and Zip Code:     Fort Lauderdale, Florida  33309

PART II - RULE 12B-25(B) AND (C)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)      The subject annual report or portion thereof will be filed on
[X] or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

PART III - NARRATIVE

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is finalizing its Proxy Statement for its 1998 Annual Meeting, which will contain the information required to be filed in response to Items 10, 11, 12, and 13 of Form 10-K. The Company is in the process of verifying certain of such information, including the report of the Compensation Committee of the Board Of Directors concerning executive compensation and the ownership of Company common stock by certain beneficial owners, but has been unable to do so within the prescribed time period because the persons responsible for such information have not been available for this purpose.

--------------------------------------------------------------------------------

PART IV - OTHER INFORMATION

--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

         Kenneth W. Sanders            (954)                  351-2120
--------------------------------------------------------------------------------
               (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                                           [X]    Yes       [ ]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [ ]    Yes       [X]     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SportsLine USA, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 30, 1998                     By:  /s/ KENNETH W. SANDERS
                                             ------------------------
                                               Name:  Kenneth W. Sanders
                                               Title: Chief Financial Officer

                                       3